SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FOX & HOUND RESTAURANT GROUP

(Name of subject company (Issuer))

F&H FINANCE CORP.

FOX ACQUISITION COMPANY

LEVINE LEICHTMAN CAPITAL PARTNERS III, L.P.

(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share	351321104
(Title of classes of securities)	(CUSIP number of common stock)

Lauren B. Leichtman

Levine Leichtman Capital Partners, Inc.

335 North Maple Drive, Suite 240

Beverly Hills, California 90210

(310) 275-5335

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Richard J. Welch, Esq.

Bingham McCutchen LLP

355 S. Grand Ave., Suite 4400

Los Angeles, California 90071

(213) 680-6400

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$165,751,373	$17,736
(1)	Estimated for purposes of calculating the filing fee only. This calculation assumes (i) the purchase of 10,039,275 shares of common stock, $0.01 par value per share (the “Shares”), at the tender offer price of $15.50 per Share and (ii) that all outstanding options to purchase Shares with an exercise price of less than $15.50 (“In-the-Money Options”) will be cashed out in connection with the transaction. The transaction value includes the offer price of $15.50 less $8.368, which is the weighted average exercise price of the In-the-Money Options with an exercise price of less than $15.50, multiplied by 1,422,127, the estimated number of outstanding In-the-Money Options.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107 for each $1,000,000 of value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by F&H Finance Corp., a Delaware corporation (“Offeror”) and a wholly-owned subsidiary of Fox Acquisition Company, a Delaware corporation (“FAC”), which is a wholly-owned subsidiary of Levine Leichtman Capital Partners III, L.P., a California limited partnership (“LLCP”). This Schedule TO relates to the offer by Offeror to purchase all outstanding shares of common stock, $0.01 par value per share (the “Shares”), of Fox & Hound Restaurant Group, a Delaware corporation (the “Company”), at a purchase price of $15.50 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 6, 2006 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Item 1. Summary Term Sheet.

The information set forth in the “Summary Term Sheet” and “Questions and Answers” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Fox & Hound Restaurant Group, a Delaware corporation. The Company’s principal executive offices are located at 1551 North Waterfront Parkway, Suite 310, Wichita, Kansas 67206. The Company’s telephone number is (316) 634-0505.

(b) This Schedule TO relates to the outstanding shares of common stock, par value $0.01 per share, of the Company. The Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on January 6, 2006 with the Securities and Exchange Commission states that there are 10,039,275 shares of its common stock outstanding. The Company has represented in the Agreement and Plan of Merger, dated December 29, 2005, among FAC, Offeror and the Company that there were options to purchase 1,422,127 shares of its common stock outstanding as of December 29, 2005. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c), (d) The information set forth in Sections 6 and 14 of the Offer to Purchase entitled “Price Range of Shares; Dividends on the Shares” and “Dividends and Distributions” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a), (b), (c) This Schedule TO is filed by Offeror, FAC and LLCP. The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning Offeror, FAC and Certain Affiliates” and Annex I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in “Questions and Answers,” “Introduction” and Sections 9, 11, 12 and 13 of the Offer to Purchase entitled “Certain Information Concerning Offeror, FAC and Certain Affiliates,” “Background of Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; The Merger; Plans for the Company” and “The Transaction Documents,” respectively, is incorporated herein by reference. Except as set forth therein, there have been no material contacts, negotiations or transactions during the past two (2) years which would be required to be disclosed in this Item 5 between any of Offeror or the Company or any of their respective affiliates or subsidiaries or, to the best knowledge of Offeror, any of those persons listed on Annex I to the Offer to Purchase, on the one hand, and the Company or its affiliates, on the other, concerning the merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or sale or transfer of a material amount of assets.

Item 6. Purpose of This Transaction and Plans or Proposals.

The information set forth in the “Questions and Answers,” “Introduction” and Sections 6, 7, 12 and 13 of the Offer to Purchase entitled “Price Range of Shares; Dividends on the Shares,” “Effect of Offer on Nasdaq Stock Exchange Listing, Market for Shares and SEC Registration,” “Purpose of the Offer; The Merger; Plans for the Company,” and “The Transaction Documents,” respectively, is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

The information set forth in Section 10 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Company.

The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning Offeror, FAC and Certain Affiliates” is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the “Introduction” and Sections 11, 12 and 18 of the Offer to Purchase entitled “Background of Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; The Merger; Plans for the Company” and “Fees and Expenses,” respectively, is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in Annex I and Sections 9, 11, 12 and 13 of the Offer to Purchase entitled “Certain Information Concerning Offeror, FAC and Certain Affiliates,” “Background of Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; The Merger; Plans for the Company” and “The Transaction Documents,” respectively, is incorporated herein by reference.

(a)(2), (3) The information set forth in Sections 12, 15 and 16 of the Offer to Purchase entitled “Purpose of the Offer; The Merger; Plans for the Company,” “Certain Conditions to the Offeror’s Obligations” and “Certain Regulatory and Legal Matters,” respectively, is incorporated herein by reference.

(a)(4) The information set forth in Sections 7, 10 and 16 of the Offer to Purchase entitled “Effect of Offer on Nasdaq Stock Exchange Listing, Market for Shares and SEC Registration,” “Source and Amount of Funds” and “Certain Regulatory and Legal Matters,” respectively, is incorporated herein by reference.

(a)(5) The information set forth in Sections 16 and 19 of the Offer to Purchase entitled “Certain Regulatory and Legal Matters” and “Miscellaneous,” respectively, is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(i)	Form of Offer to Purchase, dated January 6, 2006. *

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Form of Summary Advertisement as published on January 6, 2006 in The New York Times.

(a)(1)(viii)	Press Release issued by the Company on December 30, 2005 (included in Schedule TO-C, filed by Offeror, FAC and LLCP on December 30, 2005 with the Securities Exchange Commission by Offeror and incorporated herein by reference).

(a)(1)(ix)	Press Release issued by the Company on January 6, 2006.

(b)(1)	Commitment Letter, dated as of January 6, 2006, by LLCP to Offeror and FAC.

(b)(2)	Commitment Letter, dated January 5, 2006, of Fortress Credit Corporation to LLCP, Offeror and FAC.

(b)(3)	Commitment Letter, dated January 5, 2006, of Fortress Credit Corporation to LLCP, Offeror and FAC.

(d)(1)	Agreement and Plan of Merger, dated as of December 29, 2005, by and among the Company, Offeror and FAC.

(d)(2)	Confidentiality Agreement, dated as of December 19, 2005, between Levine Leichtman Capital Partners, Inc. and the Company.

(g)	None.

(h)	None.

*	Included in mailing to stockholders.

Item 13. Information Required by Schedule 13 E-3.

Not applicable.

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

F&H FINANCE CORP.

By:	/s/ STEVEN E. HARTMAN
Name:	Steven E. Hartman
Title:	President

FOX ACQUISITION COMPANY

By:	/s/ STEVEN E. HARTMAN
Name:	Steven E. Hartman
Title:	President

LEVINE LEICHTMAN CAPITAL PARTNERS III, L.P.
By:	Levine Leichtman Capital Partners, Inc.

By:	/s/ LAUREN B. LEICHTMAN
Name:	Lauren B. Leichtman
Title:	Chief Executive Officer

Dated January 6, 2006

EXHIBIT INDEX

(a)(1)(i)	Form of Offer to Purchase, dated January 6, 2006. *

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Form of Summary Advertisement as published on January 6, 2006 in The New York Times.

(a)(1)(viii)	Press Release issued by the Company on December 30, 2005 (included in Schedule TO-C, filed on December 30, 2005 with the Securities Exchange Commission by Offeror, FAC and LLCP and incorporated herein by reference).

(a)(1)(ix)	Press Release issued by the Company on January 6, 2006.

(b)(1)	Commitment Letter, dated as of January 6, 2006, by LLCP to Offeror and FAC.

(b)(2)	Commitment Letter, dated January 5, 2006, of Fortress Credit Corporation to LLCP, Offeror and FAC.

(b)(3)	Commitment Letter, dated January 5, 2006, of Fortress Credit Corporation to LLCP, Offeror and FAC.

(d)(1)	Agreement and Plan of Merger, dated as of December 29, 2005, by and among the Company, Offeror and FAC.

(d)(2)	Confidentiality Agreement, dated as of December 19, 2005, between Levine Leichtman Capital Partners, Inc. and the Company.

(g)	None.

(h)	None.

*	Included in mailing to stockholders.